UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Groupon, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

399473107

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 399473107

1.	Names of Reporting Persons Eric P. Lefkofsky (the “Reporting Person”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 512,870 shares of Common Stock, $0.0001 par value per share (the “Common Stock”) (1)
	6.	Shared Voting Power 3,531,149 shares of Common Stock (2)
	7.	Sole Dispositive Power 512,870 shares of Common Stock (1)
	8.	Shared Dispositive Power 3,531,149 shares of Common Stock (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,044,019 shares of Common Stock (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 13.29% (1)(2)(3)
12.	Type of Reporting Person (See Instructions) IN

(1)

Includes 9,975 shares of Common Stock issuable pursuant to Deferred Stock Units (“DSUs”) awarded to the Reporting Person under the Groupon, Inc. Non-Employee Director Compensation Plan. DSUs represent a right to receive shares of Common Stock of Groupon, Inc. (the “Issuer”) (or, in the sole discretion of the Issuer’s Board of Directors following a change in control, cash, securities or a combination of cash and securities equal to the fair market value thereof) upon termination of service as a director of the Issuer. The Reporting Person has elected to receive DSUs in lieu of the annual retainer fees payable for services on the Issuer’s Board of Directors and any committees thereof. The DSUs are immediately vested. Does not include an aggregate of 11,612 unvested restricted stock units previously granted to the Reporting Person for service on the Issuer’s Board of Directors. Also includes 413,100 shares of Common Stock held of record by the Lekofsky Family 2018 Trust, of which Reporting Person is the sole trustee.

(2)

Includes 3,531,149 shares of Common Stock held of record by Green Media, LLC, an entity owned by the Reporting Person (50%) and his wife, Elizabeth Kramer Lefkofsky (50%). The Reporting Person shares voting and investment control with respect to the shares held by Green Media, LLC.

(3)	The approximate percentage of shares of Common Stock reported as beneficially owned by the Reporting Person is based upon 30,437,380 shares of Common Stock outstanding as of November 2, 2022.

Item 1.

(a)	Name of Issuer

Groupon, Inc.

(b)	Address of Issuer’s Principal Executive Offices

600 West Chicago Avenue, Suite 400

Chicago, IL 60654

Item 2.

(a)	Name of Person Filing

Eric P. Lefkofsky

(b)	Address of Principal Business Office or, if none, Residence

c/o Groupon, Inc.

600 West Chicago Avenue, Suite 400

Chicago, IL 60654

(c)	Citizenship

United States

(d)	Title of Class of Securities

Common Stock, par value $0.0001 per share

(e)	CUSIP Number

399473107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

4,044,019 shares of Common Stock (4)(5)

(b)	Percent of class:

13.29% (4)(5)(6)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

512,870 shares of Common Stock (4)

(ii)	Shared power to vote or to direct the vote

3,531,149 shares of Common Stock (5)

(iii)	Sole power to dispose or to direct the disposition of

512,870 shares of Common Stock (4)

(iv)	Shared power to dispose or to direct the disposition of

3,531,149 shares of Common Stock (5)

(4)

Includes 9,975 shares of Common Stock issuable pursuant to DSUs awarded to the Reporting Person under the Groupon, Inc. Non-Employee Director Compensation Plan. DSUs represent a right to receive shares of Common Stock of the Issuer (or, in the sole discretion of the Issuer’s Board of Directors following a change in control, cash, securities or a combination of cash and securities equal to the fair market value thereof) upon termination of service as a director of the Issuer. The Reporting Person has elected to receive DSUs in lieu of the annual retainer fees payable for services on the Issuer’s Board of Directors and any committees thereof. The DSUs are immediately vested. Does not include an aggregate of 11,612 unvested restricted stock units previously granted to the Reporting Person for service on the Issuer’s Board of Directors. Also includes 413,100 shares of Common Stock held of record by the Lekofsky Family 2018 Trust, of which Reporting Person is the sole trustee.

(5)

Includes 3,531,149 shares of Common Stock held of record by Green Media, LLC, an entity owned by the Reporting Person (50%) and his wife, Elizabeth Kramer Lefkofsky (50%). The Reporting Person shares voting and investment control with respect to the shares held by Green Media, LLC.

(6)	The approximate percentage of shares of Common Stock reported as beneficially owned by the Reporting Person is based upon 30,437,380 shares of Common Stock outstanding as of November 2, 2022.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2023
Date

/s/ Eric P. Lefkofsky
Signature

Eric P. Lefkofsky
Name/Title

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).